JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital LLC

By: /s/ Matthew
Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Sylebra Capital Limited

By: /s/ Matthew
Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Sylebra Capital Management

By: /s/ Matthew
Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Daniel Patrick Gibson

By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: February 16, 2026